Exhibit 23

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We consent to the incorporation by reference in the registration statement (No. 33-45152) on Form S-8 of the Horace Mann Supplemental Retirement and Savings Plan (the “Plan”) of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Horace Mann Supplemental Retirement and Savings Plan.

/s/ KPMG LLP

Chicago, IL

June 29, 2009